October 15, 2004

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Form S-3 filed September 15, 2004
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you formed the Jameson Stock Awards Program and that
10% of the room charge paid by each participant in the program will be applied to the participant`s program account for the purpose of acquiring shares of your common stock. Further, we note that any participants in the program will also have the opportunity to make direct purchases of your common stock. Supplementally, please provide your analysis with respect to your eligibility to file a Form
S-3 for this transaction. In particular, please address why this offering should not be considered a primary offering.

2. We note that a condition of participation in the Jameson Stock Awards Program is that participants must agree to accept all reports and statements, including prospectus supplements, account statements, proxy statements and annual reports, by electronic delivery. Supplementally, please provide an analysis outlining why you believe that this type of consent to electronic delivery is appropriate and not coercive.

3. Supplementally, please explain how you will ensure that investors have received a copy of the prospectus prior to purchasing shares of your stock. If you believe prospectus delivery will not be required for each purchase, please provide a detailed analysis of the legal basis for your conclusion.

4. Supplementally, please discuss the applicability of the penny stock rules to your program. Refer to Rules 15g-1 through 15g-9 under the Exchange Act.

5. Please include the information relating to the Plan of Distribution required by Item 508 of Regulation S-K or alternatively tell us why such disclosure is not appropriate.

6. Please include the information required by Item 11 of Form S-3 or alternatively tell us why such disclosure is not appropriate.

Cover

7. We note your disclosure that the terms and conditions of participation in the program may be changed at any time and that the program may be terminated at any time. Further, we note your disclosure on page 19 that you reserve the right to suspend, discontinue or cancel the program at any time. Please expand your disclosure on the cover page to be consistent with the disclosure on page 19.

Summary, pages 1 - 2

8. We note your disclosure that you are a leading owner and operator of economy and mid-scale hotels in the southeastern and midwestern United States. Please provide supplemental support for this statement. In addition, please clearly mark any supplemental materials to indicate those portions that support your statements.

9. We note the discussion of your business and your company`s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses, including your continuing operating losses and significant financial leverage. In addition, please provide a brief summary of the most significant risks associated with an investment in your common stock. The cross-reference alone on page 2 is not meaningful to investors.

10. We note your disclosure that you acquired Kitchin Hospitality, LLC from the Kitchin family on January 2, 2004. Please expand your disclosure to describe the Kitchin family`s affiliation with you and quantify the purchase price that you paid for Kitchin Hospitality, LLC.

11. We note your disclosure that you are able to operate your inns and receive the full financial benefits from those operations now that you are no longer constrained by the REIT prohibition on direct operation of your hotel properties. Please balance this disclosure with a discussion of the risks associated with operating your inns directly and the tax consequences associated with the loss of REIT status.

12. We note that you recently announced a proposal to refurbish and rebrand your Signature Inns. Please expand your disclosure to briefly describe this proposal and quantify the amount you plan to spend on this refurbishment and rebranding.

Risk Factors, pages 3 - 10

13. Please expand the risk factors section to discuss the risks associated with the Stock Awards program. We note, for example, that participants may be subject to cancellation at your discretion and that the terms and conditions of participation may be changed at any time.

14. Please avoid using phrases such as "adversely affect" when describing the risks` effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

15. Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or your offering.
We note the following examples:

* "We are not restricted by our articles of incorporation or bylaws from increasing our debt," page 3

* "We have incurred debt financing and may incur increased indebtedness in connection with future renovations, acquisitions and general corporate purposes," page 3

* "Our lack of industry diversification makes us more vulnerable to economic downturns," page 4

* "We face risks relating to litigation," page 5

* "We may experience material losses in excess of insurance," page
5

* "Our expenses may remain constant even if revenues decline," page 7

* "We do not expect to pay cash dividends on our common stock,"
page
10

Please revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Risks Relating to Our Business, pages 3 - 6

We have incurred debt financing and may incur increased indebtedness..., pages 3 - 4

16. We note that you have a substantial amount of debt maturing in the next three years. Please quantify the amount of debt that will mature in each of the next three years.

Our franchising program depends upon third party owners/operators..., page 4

17. Please quantify the percentage of your business operations represented by your franchising program.

Our business could be harmed if key personnel..., pages 4 - 5

18. Please quantify the value of key person life insurance for Thomas
Kitchin that you own.

We face risks relating to litigation, page 4

19. Please expand to specifically discuss any known litigation risks that apply to you.

Risks Relating to the Lodging Industry Generally, pages 6 - 8

Our operating results are subject to various..., page 6

20. We note that changes in any of the listed conditions could adversely impact hotel room demand and pricing and result in reduced occupancy, average daily rate ("ADR") and revenue per available room
("RevPAR"). Please expand your disclosure to briefly discuss the current trends in your ADR and RevPAR.

The lingering effects of the recent economic recession..., page 8

21. We note that, like the rest of the lodging industry, your hotels experienced declines in occupancy and ADR due to the reduction in travel. Please expand your disclosure to quantify your declines in occupancy and ADR.

Use of Proceeds, page 11

22. Please expand your disclosure to clarify how the proceeds will be determined. For example, will 10% of each room charge that is credited to a program account be credited back to the company as proceeds or will proceeds be derived solely from direct purchases under the program?

Information About the Program, pages 12 - 19

23. We note the reference to terms and conditions of the plan under
Questions 16 and 21. Please expand your description about the program to include a complete discussion of all terms and conditions currently contemplated.

24. We note that you are offering the program to guests of your participating hotel brands. Please identify your participating hotel brands.

25. We note that participants in the program will have the opportunity to make direct purchases of additional shares. Please expand your disclosure on page 12 to state the price at which participants will be able to make direct purchases.

Benefits and Disadvantages, pages 12 - 13

26. We note that stays in rooms that are subject to deeply discounted rates and certain negotiated rates will not be eligible for program credits. Please expand your disclosure to briefly describe these deeply discounted rates and certain negotiated rates and quantify the percentage of your total room offerings that these rates represent.

27. We note that the number of shares a participant will receive will be based on the amount credited in the participant`s program account.
Please expand to clarify that fractional shares will be issued.

28. We note that any shares sold during the first week of any calendar quarter (January, April, July, October) will be charged a $3.00 processing fee, and shares sold any other time will be charged a $15.00 processing fee. Supplementally, please tell us why the processing fee varies based on the timing of the sale.

29. We note your disclosure on page 13 that your participation is subject to cancellation if you stay fewer than ten nights during any full calendar year and you have fewer than 100 shares in your program account. Please expand your disclosure in this section to briefly describe the effects of cancellation. In addition, please briefly describe the "other reasons" that a participant`s program account may be cancelled.

Participation, page 14

30. We note that all individuals who are guests of the participating hotel brands are eligible to become participants of the program.
Please clarify whether there are any age or other eligibility restrictions. Discuss all suitability requirements that you will apply to purchasers in the program.



Purchases, page 14

31. We note that the only costs or fees a participant will pay will be the one-time enrollment fee of $15.00 (except to the extent participation is cancelled) and the charges and commissions due in connection with the sales of shares. Please expand your disclosure in this section to quantify all of the charges and fees associated with the program, including to the extent participation is cancelled and charges and commissions in connection with the sales of shares.

Reports to Participants, pages 15 - 16

32. We note that the shares listed in a participant`s program account are subject to change to reflect actual stay information, any adjustments and program changes. Please expand your disclosure to briefly describe what is meant by "actual stay information, any adjustments and program changes."

33. We note that participants will be notified by email when and where proxy statements and reports to shareholders are be available.
Supplementally, please tell us whether you intend to distribute all reports and proxy statements directly to shareholders through email or if participants will have to retrieve the information from your website.

Discontinuation of Program Participation, pages 16 - 17

34. We note that a participant can terminate his or her participation in the program by notifying the program administrator in writing.
Please expand your disclosure to clarify, if true, that a participant can terminate his or her participation at any time for any reason.

35. We note that, upon termination, the whole shares held in a participant`s program account will either be sold or distributed to the participant. Please briefly expand your disclosure to clarify, if true, that a participant will not forfeit all of his or her shares, including any shares acquired by direct purchase, upon cancellation or termination of the participant`s program account. In addition, we note your disclosure on page 19 that you reserve the right to suspend, discontinue or cancel the program at any time. Please briefly describe the consequences of any suspension, discontinuation or cancellation of the program and clarify whether these consequences would be different from those resulting from a termination or cancellation due to a participant staying less than ten nights in a calendar year and maintaining fewer than 100 shares.

Part II.  Information Not Required in Prospectus

Opinion

36. We note your statement that the opinion is "given for your sole benefit and use" and that "no one else is entitled to rely hereupon."
Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable.
Please revise accordingly.


*  *  *  *

      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Gowetski, at (202) 824-5303, or me at
(202) 942-1960 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
October 15, 2004
Page 8